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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    AMENDMENT NO. 6
                                   (Final Amendment)

                                         TO
                                    SCHEDULE 13E-3
                           RULE 13-3 TRANSACTION STATEMENT
        (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                 INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE, INC.
                                   (NAME OF ISSUER)

                INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE, INC.
                        FIRST COMMAND FINANCIAL CORPORATION
                                 LAMAR C. SMITH
                                 JAMES N. LANIER
                                 HOWARD M. CRUMP
                                  HAL N. CRAIG
                               DONALDSON D. FRIZZELL
                                  JERRY D. GRAY
                                 DAVID P. THORESON
                                CARROLL H. PAYNE II
                                 NAOMI K. PAYNE
                                 FREDA J. PAYNE

                         (NAME OF PERSON(S) FILING STATEMENT)

                   CLASS B NONVOTING COMMON STOCK, $0.02 PAR VALUE
                            (TITLE OF CLASS OF SECURITIES)

                                    NOT APPLICABLE
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    LAMAR C. SMITH
                                CHAIRMAN OF THE BOARD
                 INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE, INC.
                               4100 SOUTH HULEN STREET
                               FORT WORTH, TEXAS 76109
                                    (817) 731-8621

                                   WITH A COPY TO:

       ROBERT F. WATSON                          BRIAN D. BARNARD
       CORPORATE COUNSEL                       HAYNES AND BOONE, LLP
  INDEPENDENT RESEARCH AGENCY                     201 Main Street
   FOR LIFE INSURANCE, INC.                         Suite 2200
    4100 South Hulen Street                   Fort Worth, Texas 76102
    Fort Worth, Texas 76109                       (817) 347-6600
        (817) 731-8621

             (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(s) FILING STATEMENT)

       This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c.   / /  A tender offer.
d.   / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                              CALCULATION OF FILING FEE
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     TRANSACTION VALUATION             AMOUNT OF FILING FEE
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
       $26,756,929.92 (1)                 $5,351.38 (1)
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(1)  The filing fee is calculated pursuant to Section 13(e)(3) of the Securities
     Exchange Act of 1934.
/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,351.38.
Form or Registration No.: Schedule 14A.
Filing Party: Independent Research Agency for Life Insurance, Inc. Date Filed: July 6, 1998.
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                                     INTRODUCTION


     This Amendment No. 6 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Independent Research Agency for Life Insurance, Inc., a Texas corporation (the "Company"), First Command Financial Corporation, a Texas corporation ("First Command"), Lamar C. Smith, James N. Lanier, Howard M. Crump, Hal N. Craig, Donaldson D. Frizzell, Jerry D. Gray, David P. Thoreson, Carroll H. Payne II, Naomi K. Payne and Freda J. Payne (such individuals collectively referred to as the "Management Group") in connection with the proposed merger (the "Merger") of the Company with and into First Command pursuant to an Agreement and Plan of Merger, dated as of July 1, 1998, as amended and restated on October 30, 1998 (as amended and restated, the "Merger Agreement"), by and between the Company and First Command.






    This Final Amendment is being filed, pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3(d)(3) promulgated thereunder, to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to them in this Statement.

ITEM 16.  ADDITIONAL INFORMATION.

    Item 16 is amended as follows:

    The Special Meeting of the Shareholders of the Company (the "Special Meeting") was held on November 23, 1998, and the Merger was voted upon at the Special Meeting. The Merger was affirmatively approved at the Special Meeting by (i) the holders of 896,302 shares (or 100%) of Class A Stock and Class B Stock entitled to vote at the Special Meeting, voting together as a single class, (ii) the holders of 22 shares (or 100%) of Class A Stock entitled to vote at the Special Meeting, voting separately as a class, (iii) the holders of 896,280 shares (or 100%) of Class B Stock entitled to vote at the Special Meeting, voting separately as a class, and (iv) the holders of 583,349 shares (or 100%) of Class B Stock not held by Class A/B Shareholders entitled to vote at the Special Meeting. No shareholder notified the Company of his or her intention to seek dissenter's rights of appraisal under Texas law.

    On November 30, 1998, the Company and First Command filed Articles of Merger with the Secretary of State of the State of Texas, which were received and accepted on that date. As a result of the Merger, the Company was merged with and into First Command, which will continue in existence under the name of Independent Research Agency for Life Insurance, Inc. At the Effective Time, each share of Class A Stock issued and outstanding immediately prior to the Effective Time was converted into five shares of Surviving Corporation Voting Stock. Further, (i) each share of Class B Stock not held by a Class A/B Shareholder issued and outstanding immediately prior to the Effective Time was converted into $28.24 in cash, without interest, and (ii) each share of Class B Stock held by a Class A/B Shareholder issued and outstanding immediately prior to the Effective Time was converted into one share of Surviving Corporation Nonvoting Stock. No Class A/B Shareholder elected to receive the Class B Cash Consideration. Each holder of First Command Common Stock issued and outstanding immediately prior to the Effective Time, subject to and upon the terms and conditions of the Merger Agreement, received one share of Surviving Corporation Nonvoting Stock for each 25 shares of First Command Common Stock held by such shareholder.







                                      2
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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 2, 1998        INDEPENDENT RESEARCH AGENCY FOR LIFE INSURANCE,
                              INC.


                              By:    /s/ Lamar C. Smith
                                   --------------------------------------------
                              Name:  Lamar C. Smith
                                   --------------------------------------------
                              Title: Chairman of the Board/C.E.O.
                                   --------------------------------------------





                              FIRST COMMAND FINANCIAL CORPORATION


                              By:    /s/ James N. Lanier
                                   --------------------------------------------
                              Name:  James N. Lanier
                                   --------------------------------------------
                              Title: President
                                   --------------------------------------------







                                    /s/ Lamar C. Smith
                                   --------------------------------------------
                                        Lamar C. Smith

                                    /s/ James N. Lanier
                                   --------------------------------------------
                                        James N. Lanier

                                   /s/  Howard M. Crump
                                   --------------------------------------------
                                        Howard M. Crump

                                   /s/  Hal N. Craig
                                   --------------------------------------------
                                        Hal N. Craig

                                   /s/  Donaldson D. Frizzell
                                   --------------------------------------------
                                        Donaldson D. Frizzell

                                   /s/  Jerry D. Gray
                                   --------------------------------------------
                                        Jerry D. Gray

                                   /s/  David P. Thoreson
                                   --------------------------------------------
                                        David P. Thoreson

                                   /s/  Carroll H. Payne II
                                   --------------------------------------------
                                        Carroll H. Payne II

                                   /s/  Naomi K. Payne
                                   --------------------------------------------
                                        Naomi K. Payne

                                   /s/  Freda J. Payne
                                   --------------------------------------------
                                        Freda J. Payne


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